Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone: (819)363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports improved third quarter results

Kingsey Falls, Québec, November 8, 2007 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $16 million ($0.16 per share) for the quarter ended September 30, 2007. This compares with net earnings of $10 million ($0.12 per share) for the same period in 2006. When excluding specific items(1), net earnings for the third quarter of 2007 amounted to $9 million ($0.09 per share) compared to net earnings of $17 million ($0.21 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q3/2007	Q3/2006	Q2/2007

Sales	1,043	868	1,041
Operating income before depreciation and amortization (OIBD) (1)	85	75	79
Operating income from continuing operations	30	34	27
Net earnings	16	10	45
per common share	$0.16	$0.12	$0.45
Cash flow from operations from continuing operations (1)	52	53	43
per common share (1)	$0.53	$0.66	$0.43

Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	94	82	85
Operating income from continuing operations	39	41	33
Net earnings	9	17	7
per common share	$0.09	$0.21	$0.07
Cash flow from operations from continuing operations	54	57	45
per common share	$0.55	$0.71	$0.45

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•                  Improved operating income and net earnings compared to Q2 2007 explained by higher average selling prices offsetting fibre cost increases and the 5% appreciation of the $CA over the period;

•                  The shareholders of Reno de Medici S.p.a recently approved the merger with Cascades’ European boxboard operations. This transaction, subject to the  approval of local competition authorities, will reinforce Cascades’ packaging segment and is expected to be completed during the first quarter of 2008; and

•                  After quarter-end, Cascades fixed the remaining portion of its $US denominated debt to secure a cumulative foreign exchange gain of approximately $CA 400 million. A portion of this gain has  been already recognized in prior years as an unrealized foreign exchange gain on its long-term debt.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are pleased with these results, achieved in the midst of very challenging business conditions. Despite being continuously confronted by increased competition, extreme currency volatility and high fibre costs, we continue to execute well and to deliver specific milestones our strategic plan. With the ongoing support of our employees and quality assets in our packaging and tissue groups, we intend to continue in this direction, making the necessary strategic and operational adjustments that will make us a stronger company going forward.”

Three-month period ended September 30, 2007

Sales increased 20% during the third quarter of 2007 amounting to $1.04 billion as a result of acquisitions realized in 2006. Operating income from continuing operations amounted to $30 million compared to $34 million achieved for the same period last year.

Operating income from continuing operations excluding specific elements amounted to $39 million. Specific items include a $6 million impairment of the Scierie Lemay assets (Boxboard group) as well as $2 million of severance and other closure costs in regards to Scierie Lemay and the Red Rock linerboard mill (Containerboard group). This compares to operating income from continuing operations excluding specific elements of $41 million realized last year. Net earnings for the third quarter include an after-tax $11 million foreign exchange gain on $U.S. denominated debt.

Nine-month period ended September 30, 2007

Sales increased 23% during the first nine months of 2007 amounting to $3.1 billion as a result of acquisitions realized in 2006. Operating income from continued operations amounted to $112 million compared to $109 million achieved for the same period last year.

Operating income from continuing operations excluding specific items amounted to $103 million compared to $113 million last year. Specific items include a gain of $25 million on the sale, in the first quarter of 2007, of our joint-venture interest in GSD Packaging (Boxboard), the $6 million impairment of assets associated with Scierie Lemay (Boxboard) and a charge of $5 million of severance and other closure costs recorded in the third quarter (Boxboard and Containerboard). In addition, other specific items amounted to a loss of $5 million.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect business conditions will continue to be very challenging going forward as a result of high fiber costs, the continuing appreciation of the $CA and the level of demand in an uncertain economic environment. In addition, fourth quarter results will be impacted by the normal seasonal patterns and the usual downtime for normal maintenance.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid December 17, 2007 to shareholders of record at the close of business on December 3, 2007. This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada). Pursuant to its normal course issuer bid, the Company purchased during the third quarter 65,100 of its common shares at an average price of $9.64 for a total of 360,500 shares purchased for the first nine months of the year.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q3/2007	Q3/2006	Q2/2007

Net earnings	16	10	45
Net earnings from discontinued operations	—	—	(3)
Non-controlling interest	1	—	—
Share of results of significantly influenced companies	(2)	(2)	(17)
Provision for income taxes	2	5	—
Foreign exchange gain on long-term debt	(14)	—	(25)
Interest expense	27	21	27

Operating income	30	34	27
Specific items :
Unusual losses (gains)	—	(4)	1
Impairment loss on property, plant and equipment	6	7	—
Closure and restructuring costs	2	4	1
Unrealized loss on commodity derivative financial instruments	1	—	4
	9	7	6

Operating income - excluding specific items	39	41	33

Depreciation and amortization	55	41	52

Operating income before depreciation and amortization - excluding specific items	94	82	85

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings			Net earnings per share (1)
(in millions of Canadian dollars, except amounts per share)	Q3/2007	Q3/2006	Q2/2007	Q3/2007	Q3/2006	Q2/2007

As per GAAP	16	10	45	$0.16	$0.12	$0.45
Specific items :
Unusual losses (gains)	—	(4)	1	$—	$(0.02)	$—
Impairment loss on property, plant and equipment	6	7	—	$0.04	$0.08	$—
Closure and restructuring costs	2	4	1	$0.02	$0.04	$0.01
Unrealized loss on commodity derivative financial instruments	1	—	4	$0.01	$—	$0.03
Foreign exchange gain on long-term debt	(14)	—	(25)	$(0.11)	$(0.01)	$(0.21)
Share of results of significantly influenced companies	—	—	(15)	$—	$—	$(0.15)
Included in discontinued operations	—	—	(3)	$—	$—	$(0.03)
Adjustment of statutory tax rate	(3)	—	(3)	$(0.03)	$—	$(0.03)
Tax effect on specific items	1	—	2
	(7)	7	(38)	$(0.07)	$0.09	$(0.38)

Excluding specific items	9	17	7	$0.09	$0.21	$0.07

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q3/2007	Q3/2006	Q2/2007	Q3/2007	Q3/2006	Q2/2007

Cash flow provided by (used for) operating activities	25	67	(4)
Changes in non-cash working capital components	27	(14)	47
Cash flow from operations	52	53	43	$0.53	$0.66	$0.43
Specific items :
Unusual loss	—	—	2	—	—	$0.02
Closure and restructuring costs, net of current income tax	2	4	—	$0.02	$0.05	—

Excluding specific items	54	57	45	$0.55	$0.71	$0.45

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products  composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North -America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

M Hubert Bolduc	Mr. Christian Dubé
Vice-president, Communications	Vice-President and Chief Financial Officer
(819) 350-0793	Cascades Inc.

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at September 30,	As at December 31,
	Note	2007	2006
		(unaudited)
Assets

Current assets
Cash and cash equivalents		26	34
Accounts receivable		703	650
Inventories		563	548
		1,292	1,232
Property, plant and equipment		1,924	2,063
Other assets	7	292	303
Goodwill		304	313
		3,812	3,911

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	42
Accounts payable and accrued liabilities		550	607
Current portion of long-term debt	8	5	9
		607	658
Long-term debt	8	1,602	1,657
Other liabilities	9	424	439
		2,633	2,754

Shareholders’ equity
Capital stock	11	517	517
Retained earnings		718	649
Accumulated other comprehensive income	12	-56	-9
		1,179	1,157
		3,812	3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	Note	2007	2006	2007	2006

Sales		1,043	868	3,111	2,527
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10	850	708	2,562	2,061
Depreciation and amortization		55	41	160	122
Selling and administrative expenses		100	78	297	229
Unusual gains	5, 6(b)	—	(4)	-24	(4)
Impairment loss on property, plant and equipement	2	6	7	6	7
Closure and restructuring costs	3	2	4	5	8
Gain on commodity derivatives financial instruments	4	—	—	-7	-5
		1,013	834	2,999	2,418
Operating income from continuing operations		30	34	112	109

Interest expense		27	21	81	63
Foreign exchange gain on long-term debt		-14	—	-43	-14
		17	13	74	60
Provision for income taxes		2	5	15	13
Share of results of significantly influenced companies	5(c)	-2	-2	-23	-6
Non-controlling interest		1	—	2	—
Net earnings from continuing operations		16	10	80	53

Net earnings (loss) from discontinued operations	3	—	—	3	-4
Net earnings for the period		16	10	83	49
Basic and diluted net earnings from continuing operations per common share		$0.16	$0.12	$0.80	$0.65
Basic and diluted net earnings per common share		$0.16	$0.12	$0.83	$0.60
Weighted average number of common shares outstanding		99,328,314	80,796,541	99,362,432	80,801,031

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statement of Shareholders’ Equity
(in millions of Canadian dollars)
(unaudited)

		For the 9-month period ended September 30, 2007
	Note	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity

Balance - beginning of period		517	649	-9	1,157
Cumulative impact of accounting changes	1(c(f)	—	—	1	1
Restated balance, beginning of period		517	649	-8	1,158
Comprehensive income:
Net earnings for the period		—	83	—	83
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	-52	-52
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	5	5
Change in fair value of commodity derivative financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	-1	-1
Comprehensive income for the period					35

Dividends		—	-12	—	-12
Adjustment related to stock options		2	—	—	2
Redemption of common shares		-2	-2	—	-4

Balance - end of period		517	718	-56	1,179

	For the 9-month period ended September 30, 2006
	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity

Balance - beginning of period	264	669	-36	897
Comprehensive income:
Net earnings for the period	—	49	—	49
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	3	3
Comprehensive income for the period				52

Dividends	—	-10	—	-10
Adjustment related to stock options	3	—	—	3
Redemption of common shares	—	-1	—	(1)
Balance - end of period	267	707	-33	941

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	Note	2007	2006	2007	2006

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		16	10	80	53
Adjustments for:
Depreciation and amortization		55	41	160	122
Unusual gains		—	(4)	-26	(4)
Impairment loss on property, plant and equipement		6	7	6	7
Closure and restructuring costs		—	—	1	—
Unrealized loss (gain) on commodity derivative financial instruments		1	—	-2	-7
Foreign exchange gain on long-term debt		-14	—	-43	-14
Future income taxes		-9	-1	-14	-9
Share of results of significantly influenced companies		-2	-2	-23	-6
Non-controlling interest		1	—	2	—
Others		-2	2	-8	5
		52	53	133	147
Change in non-cash working capital components		-27	14	-156	-41
		25	67	-23	106
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment		-41	-31	-109	-75
Proceed from disposal of property, plant and equipment	5(a)	—	—	7	—
Increase in other assets		-3	-11	(3)	-10
Business acquisitions, net of cash acquired	6(d)	(10)	-16	(10)	-30
Business disposal, net of cash disposed	6(b)	—	8	37	8
		-54	-50	-78	-107
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		-1	4	11	8
Change in revolving credit facilities		58	-14	125	-66
Increase in other long-term debt		—	1	—	2
Payments of other long-term debt		-4	-2	-8	-8
Net proceeds from issuance of common shares		—	—	1	1
Redemption of common shares	11	—	—	-4	-1
Dividends		-4	-3	-12	-10
		49	-14	113	-74
Change in cash and cash equivalents during the period from continuing operations		20	3	12	-75
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	10 (d)	(16)	(1)	(16)	56

Change in cash and cash equivalents during the period		4	2	-4	-19
Translation adjustments on cash and cash equivalents		3	2	-4	-1
Cash and cash equivalents - Beginning of period		19	19	34	43

Cash and cash equivalents - End of period		26	23	26	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 ($36 million as of January 1, 2006 for the purpose of the comparative financial information) previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments – Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments – Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivatives financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

Upon the adoption of this Section, the Company made the following classifications:

•                 Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value. Resulting gains and losses are recorded in earnings.

•                 Accounts receivable, other investments, bank loans and advances, accounts payables and accrued liabilities and long-term debt are classified as loans and receivable or other liabilities and are initially recorded at fair value. Subsequently, they are recorded at amortized costs using the effective interest rate method. Under this classification, deferred financing costs related to Unsecured Senior Notes are now presented as a reduction of the carrying value of the respective debt.

This Section was applied retroactively without restating the comparatives figures and resulted in the following adjustments as of January 1, 2007:

$
Other assets	(12)

Long-term debt	(17)
Other liabilities	3
(14)
Net change	2

Impact on accumulated other comprehensive income	1
Impact on retained earnings	1
2

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, “Hedges”. It expands the guidelines required by Accounting Guideline 13 (AcG-13), “Hedging Relationships”. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings. The Company elected to apply hedge accounting for the following items as of January 1, 2007:

Item	Nature of hedging relationship	Implication
Foreign exchange forward contracts and currency option instruments.	Cash flow hedge of future anticipated sales, purchases and interest expenses denominated in foreign currencies.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to sales, cost of sales or interest expense in the same period as the respective hedged item affects earnings.

Interest rate swap agreement of a notional amount of US$50 million, maturing in 2013.	Fair value hedge on a portion of the Company’s 6.75% Unsecured Senior Notes.

Gains or losses from these derivatives financial instruments are recorded to earnings as interest expense. However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured Senior Notes and interest expense.

Commodity swap agreements on natural gas and electricity.	Cash flow hedges of anticipated purchases of natural gas and electricity.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to cost of sales in the same period as the respective hedged item affects earnings.

Long-term debt denominated in foreign currencies.	Hedge of the net investment of the Company in self-sustaining foreign subsidiaries.

Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.

As in previous years, the Company continued not applying hedge accounting to certain derivatives financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivatives financial instruments are recorded directly to earnings. The adoption of Section 3865 had no impact on the consolidated financial statements of the Company as at January 1, 2007.

In 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$200 million of its U.S.- denominated debt at an average rate of $0.958 $CAN/$U.S.. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. «Boralex», a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impact on the Company following the adoption of these Sections by Boralex is reflected in notes a), b) and c) above.

g) New accounting standards not yet adopted

Capital disclosures - In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments – disclosures and presentation - In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories - In June 2007, the CICA published Section 3031, “Inventories”. This new standard established measurement and disclosure requirements concerning inventories. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

General Standards of financial Statements Presentation - In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim period and annual financial statement starting January 1, 2008. The application of this standard does not expect to have a material impact on the financial position on results of operations of the Company.

NOTE 2 - MEASUREMENT UNCERTAINTY

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets.

During the third quarter of 2007, an impairment charge of $6 million was recorded to bring the net book value of the property, plant and equipment  and other assets of the Scierie Lemay (Boxboard Group) to its fair value. This sawmill was temporary shut down in October 2006.

NOTE 3 - CLOSURE AND RESTRUCTURING COSTS

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. The following table provides a reconciliation of all closure and restructuring cost provisions.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

Balance at beginning of period	28	39	47	55
Additional (reversal) provision - severance and pension liability	1	4	(1)	11
Non-monetary items	—	—	(1)	—
Payments	(15)	(3)	(31)	(26)

Balance at end of period	14	40	14	40

In 2007, the Company recorded additional closure and restructuring provision relating to the permanent closure of its Red Rock containerboard mill and Montreal corrugated products converting plant for an amount of $4 million. The Company, also recorded in the third quarter of 2007, a severance provision of $1 million related to its Scierie Lemay sawmill temporary closed in 2006.

In 2007, the Company recorded a gain of $6 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in note 5b) are recorded in discontinued operation net of related income taxes of $2 million.

NOTE 4 - COMMODITY DERIVATIVES FINANCIAL INSTRUMENTS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Realized loss (gain) on commodity derivatives financial instruments	-1	—	-5	2
Unrealized loss (gain) on commodity derivatives financial instruments	1	—	-2	-7
	—	—	-7	-5

NOTE 5 - UNUSUAL GAINS AND LOSSES

a) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

b) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore, Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

c) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the decreased of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

NOTE 6 - BUSINESS ACQUISITION AND DISPOSAL

a) On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. “Norampac” held by Domtar Inc. for a total purchase price of $561 million. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition. The purchase price allocations for the Norampac acquisition have not yet been completed mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets. The final allocation of the purchase price could result in significant changes.

b) On January 25, 2007, the Company sold its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income tax of $11 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Boxboard

Accounts receivable	2
Inventories	4
Property, plant and equipment	2
Goodwill	6
14
Accounts payable and accrued liabilities	(2)
12
Gain on disposal	25
Total consideration received, net of cash disposed of $1 million	37

c) On June 20, 2007, Reno De Medici S.p.A. (“RdM”) and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the european recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A. and a group of current shareholders of RdM were expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholders of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

On September 14, 2007, Cascades Inc. announced the signature of the definitive combination agreement and shareholders agreement. The combination was subject to certain conditions, including, approval of the appropriate regulatory authorities as well as the approval by shareholders of RdM at a special meeting. On October 29, 2007, the combination was approved by the shareholders of RdM. The transaction is expected to be completed at the beginning of 2008. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

NOTE 6 - BUSINESS ACQUISITIONS AND DISPOSAL

d) On August, 1 2007, the Company acquired certain assets of Honeycomb Products of Michigan inc. a Honeycomb board mill located in Grand Rapids, Michigan for a purchase price of $11 million (US$10.4 million).

The acquisition have been accounted for using the purchase method and the accounts and results of operations of that acquisition have been included in the consolidated financial statements since the date of acquisition. The purchase price allocation has not yet been completed mainly with respect to the identification and valuation of other potential intangible assets.The following preliminary allocation of the purchase price to the identifiable assets acquired, resulted in a goodwill of $7 million which is tax deductible. The final allocation of the purchase price could result in significant changes.

Business segment	Specialty products
Account receivable	1
Inventories	1
Property, plant and equipment	2
Goodwill	7
11
Less : Balance of purchase price	(1)
Total consideration paid	10

NOTE 7 - OTHER ASSETS

	As at September 30,	As at December 31,
	2007	2006

Investments in significantly influenced companies	117	107
Other investments	14	12
Deferred charges	14	34
Employee future benefits	63	52
Fair value of derivatives financial instruments	4	7
Customer relationship and client lists	68	77
Other finite-life intangible assets	12	14
	292	303

NOTE 8 - LONG-TERM DEBT

	As at September 30,	As at December 31,
	2007	2006

7.25% and 6.75% unsecured senior notes
(US$925 million, net of deferred financing costs)	915	1,078
Revolving and term credit facilities	677	557
Other debt from subsidiaries	13	28
Other debt from joint ventures	2	3
	1,607	1,666
Current portion	5	9
	1,602	1,657

On June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured revolving credit facility in the amount of $100 million to provide additional availability of funds.

NOTE 9 - OTHER LIABILITIES

	As at September 30,	As at December 31,
	2007	2006

Employee future benefits	108	107
Future income taxes	261	286
Fair value of derivatives financial instruments	12	2
Legal settlement	9	11
Non-controlling interest	21	19
Others	13	14
	424	439

NOTE 10 - ADDITIONAL INFORMATION

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

(a) Cost of sales
Foreign exchange loss	-4	—	-1	—

(b) Employee future benefits expenses
Defined benefit pension plans	2	3	7	9
Other employee future benefit plans	2	2	7	6
Defined contribution pension plans	2	1	4	3

(c) Supplemental disclosure
Depreciation of property, plant and equipment	53	39	153	117
Amortization of other assets	2	2	7	5
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	37	32	92	72
Income taxes paid (received)	-12	-2	14	2

(d) Discontinued operations
Cash and cash equivalents provided by discontinued operations including proceeds on disposal	-16	-1	-16	56

NOTE 11 - CAPITAL STOCK

As at September 30, 2007, the capital stock issued and outstanding consisted of 99,276,551 common shares (99,533,654 as at December 31, 2006). As at September 30, 2007, 2,508,812 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 125,250 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

In 2007, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,970,094 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2007 to March 12, 2008. As of September 30, 2007, the Company repurchased  360,500 common shares under this program for a consideration of approximately $4 million.

NOTE 12 - ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at September 30,	As at December 31,
	2007	2006
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	-61	-9

Unrealized gains arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes	5	—

	(56)	(9)

NOTE 13 - CONTINGENCY AND SUBSEQUENT EVENT

During the third quarter of 2007, The Company announced the signing of a letter of intent for the sale of its Red Rock linerboard mill located in Ontario which is temporarily shutdown. Upon the execution of a final sale agreement, the Company will pay to the purchaser an amount of $10 million. On October 31, 2007, the parties completed the transaction of the final sale agreement. The Company also signed a letter of intent for the sale of its permanently closed coated fine paper mill located in Thunder Bay, Ontario. Upon the execution of a final sale agreement, the company will pay to the purchaser an amount of $4 million. Discussions relating to this sale remain ongoing and the amounts payable will be recorded to earnings at closing.

After the closing of the third quarter, the Company entered into foreign exchange forward contracts and currency option instruments to fix the remaining portion of its U.S.- denominated debt for a notional amount of US$725 million at an average exchange rate of $1,036 $US/$CAN.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

Sales
Packaging products
Boxboard
Manufacturing	195	187	602	526
Converting	166	186	512	555
Eliminations and others	-24	-23	-76	-50
	337	350	1,038	1,031
Containerboard
Manufacturing	150	87	456	255
Converting	252	132	747	383
Eliminations and others	-92	-64	-292	-184
	310	155	911	454
Specialty products
Manufacturing	78	82	245	252
Converting	57	57	174	168
Recovery, deinked pulp and eliminations	92	54	279	157
	227	193	698	577

Eliminations	-27	-15	-84	-56
	847	683	2,563	2,006
Tissue papers
Manufacturing and converting	176	194	542	545

Eliminations and others	20	-9	6	-24
Consolidated total	1,043	868	3,111	2,527

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations

Packaging products
Boxboard
Manufacturing	4	(3)	-1	1
Converting	12	18	63	50
Others	-9	-4	-12	-9
	7	11	50	42
Containerboard
Manufacturing	19	12	54	32
Converting	22	12	57	35
Others	5	4	11	5
	46	28	122	72

Specialty products
Manufacturing	3	-7	6	-4
Converting	6	8	18	22
Recovery, deinked pulp and others	6	4	18	12
	15	5	42	30

	68	44	214	144
Tissue papers
Manufacturing and converting	16	34	51	92

Corporate	1	-3	7	-5
Operating income before depreciation and amortization from continuing operations
	85	75	272	231

Depreciation and amortization
Boxboard	-17	-16	-51	-49
Containerboard	-18	-9	-50	-28
Specialty products	-8	-9	-24	-23
Tissue papers	-9	-9	-27	-28
Corporate and eliminations	-3	2	-8	6
	-55	-41	-160	-122

Operating income from continuing operations	30	34	112	109

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	6	2	13	4
Converting	5	7	23	19
Others	3	—	3	1
	14	9	39	24
Containerboard
Manufacturing	2	1	7	9
Converting	3	2	7	8
Others	—	—	—	—
	5	3	14	17
Specialty products
Manufacturing	1	3	6	6
Converting	2	2	6	4
Recovery, deinked pulp and others	2	1	4	4
	5	6	16	14

	24	18	69	55
Tissue papers
Manufacturing and converting	16	11	35	16

Corporate	1	2	5	4
Consolidated total	41	31	109	75

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

Common shares - Toronto Stock Exchange
High	$12.52	$12.85	$15.80	$12.85
Low	$8.23	$11.09	$8.23	$9.66
Volume	11,586,000	8,606,000	46,957,000	19,407,000
Shipments of manufacturing and converting products
(in thousands of short tons)
Packaging products
Boxboard	296	311	910	880
Containerboard	357	186	1,074	564
Specialty products	111	113	340	345
Tissue papers	115	118	336	336

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure defined by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006

Net earnings for the period	16	10	83	49
Net loss (earnings) from discontinued operations	—	—	-3	4
Non-controlling interest	1	—	2	—
Share of results of significantly influenced companies	-2	-2	-23	-6
Provision for income taxes	2	5	15	13
Foreign exchange gain on long-term debt	-14	—	-43	-14
Interest expense	27	21	81	63

Operating income from continuing operations	30	34	112	109

Depreciation and amortization	55	41	160	122

Operating income before depreciation and amortization	85	75	272	231